Shire plc

JP Morgan Health Care Conference Transcript
January 13, 2014

Presentation Speakers;
Flemming Ornskov, Shire plc
James Gordon, JPMorgan

Q&A Participants
James Gordon, JPMorgan
Flemming Ornskov, Shire plc
Phil Vickers, Shire plc
Mark Enyedy, Shire plc
Jeff Poulton, Shire plc
Roger Adsett, Shire plc
Unverified Participants

Presentation

James Gordon

Good afternoon. I'm James Gordon, JP Morgan European pharmaceutical analyst. And this afternoon I've got the pleasure of introducing the Shire presentation. Just as a reminder, we can have a breakout in the Borgia room, which is straight behind you over there. But now, I'd like to hand over to Shire's CEO, Flemming Ornskov for the presentation.

Flemming Ornskov

Thank you very much and welcome to this session. It, of course, dawned on me when I was watching the Pfizer presenters that they decided to end on a high note, talking about rare diseases. So why not continue that high note here? So I'm here to talk about Shire's continuing and increasingly exciting journey. When I came to Shire, I thought let's start all internal major meetings, focusing on our customers and patients.

So let me do the same here and introduce you to Tom that you can see up on the slide. Tom has Hunter's syndrome, and he was one of many participants in our clinical trials for the product we have ELAPRASE. Tom is also on a journey, a challenging one, but one that's an inspiration to all of us at Shire. He didn't let a rare disease get in the way of graduating from Oxford University in the UK or let it get in way of him exercising his much loved sport of hand cycling. He, like other patients, remind us at Shire every day why it's so important for us to continue the route, the journey we're on to become a leading biotech focused on rare diseases and specialty conditions. We need no more inspiration.

Well, I'm sure you, by now, are familiar with those slides, but I want, before I begin, just to remind you of the fact that any statement that I may make here is not historical statements, and they will be forward-looking statements in many cases. So they're, of course, subject to normal risks and uncertainty and that could have caused to materialize, change the results that I have been alluding to.

Now, let's get back to Shire's journey. Sorry to be a bit selfish, but this particular journey started in 2013 when I took over as Chief Executive Officer. I looked at a promising company, but I didn't see everything that I wanted to see. And I sat down with my leadership team and said, maybe there's things we can do better.

We had a product portfolio that was not particularly focused. We had three independently run and rather distinct business units. I think we had research and development that was not very effective and productive and didn't have a lot of near-term output. We experienced increasingly low growth and we rather disperse in our geographical footprint with many multiple sites. Some of you may actually recognize companies you are working in that looks like that, but we decided to change.

So together with my leadership team and the organization, we went on a change process. Hence, we started in 2013, but we really accelerated the change process in 2014. We figured out, we need to tell people what we want to be, because clarity and focus and simplicity, that's really what employees want particularly in this day and age. So we said we want to be a leading biotech focused on biotech and focused on the aspects of biotech that is pertaining to rare diseases and certain specialty conditions.

But we also wanted to be very good on commercial execution. So what we saw is a double-digit growth and, I think, multiple quarters of upgrades, and we also implemented an efficiency program that took us to record levels of profitability and earnings per share growth.

We also took a serious look at our research organization and our pipeline. We move things around. We focused on our organization in Boston and we got a much more focused and streamlined portfolio and pipeline focused on rare diseases.

And we decided, there's many good geographies in the world, why not be into of the most innovative where biotech is. So we focused the organization in Lexington, Massachusetts and in Switzerland, again, in the best of both worlds, efficiency and innovation.

So now, we're in 2015, and the journey continues. We don't like to look back. We could have spent a lot of time participating about 2014 also because it had some interesting distractions, but they were financially productive distractions because they led us $1.635 billion richer. [Text Redacted]

And we have to continue to focus and make our pipeline even more productive and deliver more. So what better way to start 2015 by just putting a significant stake in the ground? And we put that stake in the ground on Sunday namely to acquire, or propose to acquire, hopefully a deal that can close by the end of the first quarter, NPS Pharmaceuticals, a leading biotech in the area of rare diseases that would help us exactly accelerate our own journey to become an even more focused biotech company with focus on rare diseases. Very strong strategic fit. We've looked at that company for a long period of time and we've admired what we've seen.

Laser sharp focus on patients, rare diseases and ability to execute. So we said we have domain expertise in rare diseases. We, last year, 2014 in January, closed on a deal with ViroPharma. And what is rarely seen in the M&A world where people do tons of M&A, nine months later, we had tax, cost and revenue synergies that helped us to the record results we showed in the third quarter of 2014.

So we said, hey, here's another target that fits exactly the kind of profile, size, and strategic fit that we'd like. So we moved, because we saw that their GI expertise fits extremely well into the expertise we have. Their focus on rare diseases was where we are. But what we also saw, they didn't have but we have, is a broader GI imprint in the U.S. and ex-U.S. and a broader rare disease imprint ex-U.S.. What more could you ask when you are in the launch phase of one product and maybe soon in the launch phase of another product?

So we're very excited about this deal. And we're going to take the same shareholder and value accretion friendly approach to this acquisition that we took to ViroPharma and that we excelled in. The exact same team is going to be attacking that integration once the deal hopefully closes.

So what do you need on a journey? Not nice slides, you need a strategy. We think we have a very clear strategy. We repeat it, we test it, and we align on it. We want to be a leading biotech in rare diseases and certain specialty conditions. But we also want to go to work every day and feel that is not just work, to think about Tom and all the other patients we serve .So we want to have a purpose and the purpose is very clear for us. We want to enable people with life-altering conditions to lead better life, but we also need that's all nice worked, how we're going to achieve this strategy?
Simplicity and focus. Four clear strategic drivers that are going to get us there. Growth, Innovation, Efficiency, and People. When we look at anything, an acquisition, a program, an initiative, we ask ourselves where does that fit as a strategic driver? If it fits, we do it. If not, we discard it. We also know that we cannot do everything, so we focused our pipeline not in all the areas we're in, but we've focused it on the areas we're very good. For instance and in particular, rare diseases.

This also helps us when we do acquisitions and when we add from our own pipeline. So we also want to continue to be efficient. We always look at opportunities to do the things we do more efficiently, to think about whether we should do them outhouse, whether there are other opportunities. And I think that shows some of the phenomenal financial results we have. But it also is the way we think about. Are we the best of doing R&D in this area? We don't want to build a colossal, we want to collaborate. So we've tons of great partnership. But People is the most important for us. We want to train, retain, develop, and promote our people. And we want them to be focused on their customers and the patients, and we want to have a culture for people who like to work, not just because they need to work.

[Text Redacted]

We bought a phenomenal company with a number of phenomenal assets in GI, hepatic disease as Lumena, where we're getting great results this year I'm sure; Fibrotech for fibrosis and renal disease and BIKAM for ophthalmic disease, and we have additional users for CINRYZE which we acquired last year. [Text Redacted]

Well, how does that all fit together if you have to deliver? Well, a simple organization that's matched to that. So we think about ourselves as a triangle. At the core of that is our expertise of rare diseases, that's where we innovate, that's where we focus, but that's also how we learn to execute commercially. Laser shop focus on small patient groups, servicing these patients, and that benefits also the other areas where we have significant specialty expertise. GI, internal medicine, neuroscience, and ophthalmics. A simple but very efficient model that has proven itself in 2014 to deliver outstanding results, smart acquisitions. And that's the same model we're going to use in this 2015. It's about growth, it's about value creation, and it's about focus. And I think NPS could not be a better strategic fit.

Let's talk about NPS. You're better off doing acquisitions in areas where you know the field. A recent study from a consulting company showed that M&A is really value creating if you do it in a area where you have domain or category expertise. NPS fits that. GI and rare diseases, home turf for us. But other thing what can you do better than they can do? Quit obvious. We have global imprint, we have patient services, we have the ability to launch products, we are in many more countries they are, we have much larger sales forces, we have the infrastructure to maximize the assets to the benefits of the patients.

So from a financial perspective, this is going to enhance our growth. It's going to be accretive to our earnings from 2016 on, great deal, great strategic focus, financially sound.

So what is NPS? Like us, a story with ups and downs, but a laser-sharp focus on rare diseases. Two great products, because they like other rare disease companies that we look at. They excel because they focus. So they're focused on two great products, GATTEX and NATPARA. So GATTEX was launched in the U.S. in the first quarter of 2013 and in Europe in the third quarter of 2014, and it's the first and the only analog of GLP-2, so glucagon-like peptide for the treatment of short bowel syndrome, a devastating disease, because it improves and increases the absorption of the remaining part of the bowel and decreases in the need or eliminates some of the need for parenteral support.

NATPARA, which is now in final stages, much written about stages of regulatory review in the U.S. and also in a review in Europe, is the first we component 84 amino acids parathyroid hormone that has shown clinically meaningfully efficacy in lowering serum calcium in the target levels and decreasing the need for calcium and vitamin D. So two great products with significant commercial opportunity particular in the right hand. We're very excited about that, and we will immediately start thinking and planning for the close and for the integration.

What does this combination do to us, in addition to I'm sure uplifting our strong financial performance, mid and long term and even in some cases short term in terms of growth. It will put us in a great position to continue our growth. We can accelerate the growth of their portfolio. It builds on our rare disease focus in areas we know. It builds and we add significant GI expertise. 2014 was probably the best year we've ever had in GI. It's an area where we're almost best-in-class. We have the number two rank sales force in the U.S. A very dedicated organization. The last two years, we've taken significant share from our competitors in the 5-ASA market. So this will allow more patients to get on GATTEX in the U.S., more markets to be entered ex-U.S. And we also think and are confident that NATPARA if approved that we also will add significant expertise to that. And as we have seen, when we add things to our portfolio, all ships rise with a tide. Hence, we've also previously shown revenue synergies. So that fits into our focus on commercial execution. We've shown that we made Rare Diseases the strongest and fastest growing business we have. All our Rare Disease products in the third quarter of 2014 showed double-digit growth.

Our Neuroscience business continues in a market that has a number of challenges is slowing down to capture share, and we continue to have an extremely strong launch performance in many ex-U.S. markets. In GI, as I said, 2013, 2014 very strong share capture, very strong performance in the marketplace and entering into the leading global 5-ASA compound. Very strong performance from Lialda. So we want to take all of that to GATTEX, and as it call ex-U.S. REVESTIVE, to do even better that I am sure NPS, that is already a very good organization, could do. And we're very confident in that. And how can we be confident in that? Well. we just did it with ViroPharma in 2014. So we know how to do it. It's not brain surgery.

We also want to continue to build on BD. This is first a step on the journey, and we have enough cash left after this deal to consider other opportunities. But right now, we're focused on this opportunity because we don't leave things half done, we complete them. So I think you've seen that we will continue to also drive growth through external focus and also deliver on all the other great deals we did last year, including Lumena, the ophthalmic acquisition and Fibrotech.

Well, as we didn't have enough to do in 2014, this is also probably our best year in research and development, which was crowned by a very successful first ever R&D Day in December of 2014. Unanimous positive feedback from analysts and financial community. Words like great pipeline, impressive pipeline, fantastic people, really focused, 22 programs in clinical development, great integration of Lumena, innovative signs in the intrathecal area, great collaborations with Amgen in terms of getting large molecules into the brain, fantastic innovative acquisition with Fibrotech, which brought an anti-fibrotic agent into the company for a very severe type of glomerulosclerosis.

NPS, with its product on the market, and its two in development, one near-term, one in Phase II, will fit really well into that and we're proud to continue to add to a very focused research pipeline that is very focused on the areas where have good rare diseases.

Efficiency. One thing is you're good at growth, but what about efficiency? Well, if you look at us, we got to 45% margin. That's in our good range with our peers. Remember, we came from 38% or something like that at the beginning of 2013. So we did really well, very fast. We kept the organization together. We made everything very efficient, and I think you've seen whether you look at SG&A on EBITDA, pretty fast recovery to a industry benchmark profitability and we have more to do, and we're committed also in that area.

But, it starts with, it ends with, of course, patients, but it also starts with and ends with in an organization with our people. So in a year of 2014 where we had nine months of significant distraction, turnover stayed consistent with historic level. And we hired a 1,000 new employees. So I think, we have a very resilient organization; right after the distraction went away, in 2014, we came out with our best results ever in the third quarter. So, we have a very resilient organization that I'm very proud of being the captain of. But again, a great organization. We need more great people. So we just launched a great campaign about being part of a team that is exciting and transforming lives. And should anyone in this room think about a new career, maybe you should read the ad as well.

So talk is good, delivery is better. We're focused on growth, efficiency, innovation and people, and I can promise you that we're in track to meet 2014 product sales and earnings guidance. You may say well, so what? Just keep in mind we operated three times in 2014, taking on stretch goals. But we will deliver and we'll tell you more about that when we come to Earnings Day.

We won't give the guidance today, so there may be a disappointment, but we certainly will tell you how we see the year. We always go into the year with a bang and optimism, like we showed with NPS. But any year has its ups and downs of challenges and its opportunities.

Let's focus on the opportunities. Very soon we could hear about binge eating disorder for a new indication for VYVANSE, if that's approved, that's a significant opportunity for us. NPS, if that closes, which we're confident it will. GATTEX and hopefully NATPARA will be adding to our armamentarium for 2015, and we of course will continue to look at BD opportunities.

Challenges, well, what is a year without challenges? Of course, we are now having a full-year of comparables with Viropharma where we exceeded the integration kind of success factors, so that will put us on a higher treadmill this year. You could say INTUNIV went generic, so that's another challenge. And, of course, like anyone else we have some FX headwinds that if that continues we will, of course, face challenges. But I think if you look at our performance, we're people that take on challenges and excel.

So talking about what really matters, bringing new staff to the market, meeting more needs of patients, doing more, building that leadership position. 2015 is going to be a really exciting year for us from an internal R&D perspective.

We're going to get data on a number of the phenomenal programs we acquire through the acquisition of Lumena for cholestatic liver diseases and particularly for alagille syndrome, devastating disease, high significant unmet need.

Retinopathy of prematurity, which is a very innovative program for a devastating course for blindness. In very premature beta, we get babies, we should data there. Our great intrathecal program in Hunter's, we should get additional data, also another indication. But not least, we have the PDUFA date coming up very soon for binge eating disorder. And if you don't recall those data, those were outstanding data with very strong two phase clinical trials data that form the basis of the registration. And we're going to be filling Lifitegrast, one of our favorite products with significant sales potential.

But we like a challenge, so we thought we should add another challenge to the year, and I know lot of you have been very focused on that over the last few days, but we love those kind of challenges.

So NATPARA, on January 24, has its PDUFA date. So that would be, if its approved, the first and only bioengineered hormone replacement therapy that is indicated for the treatment of hypoparathyroidism. So we're very excited about that and willing and able to take on the challenge if it's approved.

[Text Redacted]

So lots of words, but I hope you can see we're also a company of action. But in the end, we are there to serve our patients, Tom and many others with these devastating conditions, so they can continue to lead great lives. But we also know that this year is very exciting. We made it very exciting on Sunday by doing the deal with NPS. But we also have binge eating disorder. We are expecting to hear back from the regulators and Lifitegrasts we're filing and many, many other things.

So whether you are part of our team or you are onlookers or investors, please join us on another exciting year for Shire. And if you need more information short-term, then we have a breakout where we take any questions in the time allocated.

So with that, thanks for your continued focused interest and support for a great company.

Q&A

Flemming Ornskov: Okay. Well, thank you very much. Welcome to Shire's – I've got instructions to repeat the questions, if we get any questions or if we don't get anyone. But I want to introduce my team up here. So, Mark Enyedy who is acting Chief Counsel and also our Head of Corporate Development. And if you want to criticize the NPS deal, you just direct any questions to him. If you are happy or unhappy with our pipeline, Dr. Phil Vickers is sitting here, and he's head of that area. If you want to figure out whether we can integrate and execute on NPS if it ever closes, then we have the guy we can accuse of that here. That's Roger Adsett. And if you have any money questions, then we have our CFO up there, so Jeff Poulton.

So, I think that's everybody I needed to introduce here and happy to take any questions that you may have.

Q: So, why wouldn't NPS close? It's a [inaudible] (01:11). What would – are you anticipating regulated [inaudible] (01:20-01:25)?

A- Flemming Ornskov: No, I think that, you know, it's normal standards, and I think we have observed that ourselves. Deal fell in 2014 that a deal is only a deal, so to speak, when it's fully consummated. And so, maybe we've been more cautious in our language. I look at the product portfolio in the overlap, and in the regulatory challenges of – that there may be in that, and I think we should be in a good shape. But we, of course, will put our case together and send it in and ask for relevant clearance and approvals.

You never know. There could be someone that wakes up after the PDUFA date and there's a positive outcome and feel that this was a great value. So you never know until the very end. We're very confident both in the contract and in a clear strategic fit and in our alignment with the company that this deal will close. But there's just the uncertainty that there are always is in such deals. But I think in this particular case, we're very confident that the deal will close.

Q - James Gordon: Maybe I can ask a question which is, how much uncertainty is there or what is the range of possibilities around the label you might get from NATPARA?

A - Flemming Ornskov: Yeah. I think, like – so the question is a good one, like any other question, of course but in particular a good one, but it's one that is a little bit difficult to go into detail about my experience. And I'll ask Phil if he wants to comment. Like as you can imagine, this is in the later stages of the clinical review and hopefully approval process for NATPARA. And I think you're best off not to have enormous public discussions about that at this stage. We're confident. We, of course, looked at all the relevant documents that was made fully transparent by NPS, too, as in terms of regulatory into actions. We looked at the clinical data. We've seen the discussions which they've also publicly disclosed about potential requirements post-approval. And we feel confident enough, but, of course, there's no 100% certainty in life but we feel confident enough to move forward. But, Phil, do you want to comment on it?

A - Philip Vickers: No, I reiterate the points that you made, Flemming, that as we would go through this process, as you would expect, we had a top-class regulatory team looking in depth at every single piece of regulatory communication between NPS and the FDA. We've gone over that in great detail. We've considered what the post-marketing commitments could be, and there's nothing in there that we're not experienced and not comfortable with. We're excited about the clinical data, and we're so close to the potential PDUFA date.

I'm sure you're all familiar with the types of discussions that will be going on, bearing in mind how close they are to that date. And so, we're familiar with those – with those as well. So, we're confident in getting approval. Of course, there is this what would be in the label as you mentioned, but I think it would probably be inappropriate for us to go into a lot of that detail as those are ongoing discussions with the – with the FDA.

Q - James Gordon: Maybe first one question which is more in your control which would be the extent which you can achieve cost savings. The guidance you gave around cost savings was talking about how much cost you take on 2017, but can't you take quite a lot of cost out almost immediately in 2015? Instead, there should be a significant contribution in 2016 and specifically in terms of the R&D budget for the company. Is there a lot of the R&D that you're going to need to continue with or is that an area of big savings?

A - Flemming Ornskov: So, when you do deals like Shire does, we're a serial acquirer. The most important is still the people that work at the companies that we acquire. It's most in our pure synergy place. We are in the midst of a potential launch of a new compound that already are, a year plus into another launch.

So, of course, we have done significant assessment of the opportunities for cost savings and synergies. I think you saw with Viropharma once we understood the situation we were at very quick and active in getting in, but I'm having my first meeting and so as several of my leadership colleagues. We're having our first meeting with the broader population at NPS. I like to do respectful acquisitions.

I'll sit down with their management team and get their input. We have, of course, done all kind of relevant analysis, but we will do that. And by the time of the close, I can be absolutely – you can be assured we'll give a better insight into where we're going to go. But right now, it's about stability, keeping the organization on the NPS side focused, and making sure that they don't lose a beat in their launch of Gattex and also preparing for the NATPAR. So, that's what I would do.

Mark, do you want to comment anything in general?

A - Mark Enyedy: No, I think – I mean, first and foremost, this is a people business. The intellectual property is they are the people that populate the business. I think we've shown a strong track record particularly with ViroPharma. In terms of revenue synergies, cost synergies in a timely way and translating that into tax synergies by leveraging our favourable tax structure. And we think all of those things will create value for our shareholders and for patients.

A - Phil Vickers: Okay. So, you've also have made a comment specifically about R&D with respect to it, just so the people are aware, there's a third clinical program which is early, and which we'll read out this year. And we will make decisions on that program once we get the clinical data. But also, don't forget that within the R&D organization, we also have functions like medical affairs and regulatory which we'll have to have continued investment in going forward.

A - Flemming Ornskov: And the other good news is of course we have gone through hyper growth. You saw, if you were in the room how nice the ads about joining a winning team. So, we hope there's some – many of them that would want to join our winning team. So, we want to send the right signal.

But we didn't have much time in the presentation, but, Roger, do you want to say a word or two about, are you capable of integrating this company, and do you think we can do something good to the company?

A - Roger Adset: Yes. I better answer that question positively, right? So, yes, absolutely. I think we're very excited about the opportunity with both these products.

And I think one of the advantages and why – when we think about the acquisition and we think about why we would be a good owner for this and a good custodian for these products is the infrastructure that we do have in place.

So, the infrastructure in the GI sales force, Flemming alluded to it in the presentation, we have a very highly regarded sales force that we'll be able to bring to bear with Gattex very well respected in the gastroenterologist office. We're utilizing those resources but also the international footprint.

So, as NPS has done a fantastic job and is starting to launch Gattex and Revestive in ex-U.S, that we'll be able to bring our infrastructure GI and our IM infrastructure to be able to leverage that commercial infrastructure as well to bring these to – both these products hopefully to physicians and patients around the globe. So, we're optimistic about what we can do there.

Q – Unverified: – Flemming Ornskov - So the question is, will we have input into the pricing?

No. As you know, there is clear regulations and clear things that guides. So, if and when the deal closes, which we're optimistic it will, then we take over control and can make those decisions. Until then, the company has to operate independently and make its own decisions. Of course, we will be watching what's going on but they have to make their own independent decisions.

Q - Unverified: Have you thought that post approval, some people might argue that [ph] you paid more (09:25). Could you just explain the strategy to doing the offer now versus waiting?

A- Flemming Ornskov: So, sorry to repeat. This sounds a bit boring. But I hear there are people online. So the question was, why did you just wait and pay more if the NATPARA got approved?

Yeah. There's always an option in life to pay more. That's absolutely clear.

I think without going any into details and you'll have an opportunity to view them when they're relevant, regulatory filings, you can understand that in 2014, NPS was something that was very high on our priority list, and we were a little bit distracted for a period of time. So, in a different scenario, hypothetically, would we have acted before? I think the answer would be yes, but that was not an opportunity for us. I think as fast as we could, we acted on it.

As I said, we know the rare disease space, we looked very carefully at the company. We follow the company for a long period of time. When we do diligence, it's a huge effort, probably you can ask Francois Nader and his team how diligent we were.

So we look at clinical data, we look at all the filings, we looked at all the correspondence with the FDA, and we felt confident that there's no 100% guarantee in life, but we felt confident that the right thing was to act now because we had an agreement, and the second thing is every month count in the launch of a product of this category. And we felt that it was the right time. And many times after a positive PDUFA, markets react differently, new people show up and it could be a much longer process, and we thought that it's a good process for us right now. We feel confident we can add value on it.

And every month also count on the Gattex launch. Remember Gattex is still in the launch phase in the U.S. and it's just entering in Germany and in Sweden and is going into other counties. So, we want to get in there early on.

Q - Unverified:

A - Flemming Ornskov: Yeah. So, this was regarding to the distraction that we have during the AbbVie situation.

Of course, an event like that is a distraction.

But as I showed on the slide, turnover rates at historical similar low levels. Immediately after as we walked away, the management team that you're seeing here and now head of HR, we went to the board and pleaded and got approval for a program that had a number of components, financial and nonfinancial, the most popular of which is we gave people off between the Christmas and New Year holidays. And I think well, not all people off, as you can imagine, given that we closed this deal right after New Year but a good chunk of the people. So, I think we feel good about it.

We are a hyper-growth company. And I think if you look at the number I showed you, we hired over a 1000 people last year, and we're now moving all of our U.S. operations on the commercial side to Lexington. So, I think it's an organization that has been through and shown that it can get through a lot. And we have one of our key task and the key thing we talked about is how can we just hire the best people, and I look at the resumes we get. So I'm very confident.

Q – James Gordon: You mentioned the movements you've had in the consolidation. Can yougive us a remind where you are on the one shot program. Is there still more costs to come out. And also to what extent will that be offset by prelaunch activity not just MVS but for Vyvanse in BED.

A- Flemming Ornskov: Yeah. So it's quite clear now last year to comment on as well. It's quite clear that we very quickly attained non-GAAP EBITDA margins that I think is impressive if I have to say it myself very quickly. And we clearly could do more and we will do more. Now, gets the tougher part of the curve because we've done a lot of the simple One Shire integration things. Now, it's about procurement, outsourcing, a number of other tougher things, site consolidation, which we've started. What is key for me is now that we also reinvest in some of the market and the R&D opportunities. But we're committed to a continued strong financial in any parameter you look at our performance. And the other thing we're very good at and Phil's team is very good at is to make tough prioritizations in the R&D side. But, Jeff, do you want to comment?

A - Jeff Poulton: Yeah. I mean I'll just repeat what we said on the third quarter call because we get a lot of questions, this exact question about where our margin is going. I think we're comfortable with where the margins are right now, additional margin efficiencies. We would like to consider reinvesting back in growth initiatives.

The other thing we're not prepared to do is to issue 2015 guidance today. We'll do that on our year-end earnings call and obviously we're going to have to include the impact of the NPS acquisition on 2015 margins. We'll share that on the year-end earnings call. But again, I think prior to the NPS deal, we talked about being comfortable with where we had margins.

Q – James Gordon: Without specifically talking about 2015 guidance, in terms of the level of investment, the incremental investment that will need to go into BED. And also, will you be putting a lot of investment into Lifitegrast had it known where you are on the application?

A - Flemming Ornskov: Jeff, feel free to add if I miss that off. So, I will say on the binge eating disorder which we see as a significant opportunity, I would say one of the things that's been most encouraging in 2014 for us was, coming out of 2013, was basically the really strong data that we had in the two Phase 3 clinical data that formed the basis for the filing. I think the reaction we've seen from the FDA without going into any details mirrors the strength of the file, the strength of the data, meeting all primary and secondary endpoints and with very impressive statistical data.

So, we have taken a cautious approach to the launch because it's a new area. We have to build awareness. And so, we're doing, of course, all the right things in terms of starting with educational efforts, of course, non-product related or starting to – or do all the mapping we have to do. And so, we are absolutely ready to do the launch. And we'll see when the uptake gets going what we see and if we have to invest more, we clearly will give – will make the investment that is needed either reallocate resources or tell people we have to invest more. But I think we're fine where we are. We're comfortable with what we have laid out.

In terms of Lifitegrast, I think that we also showed at the R&D Day that we've put a, I think a very impressive clinical data package together. We have still some CMC and other things we have to do. We're confident in the filing. We've also just last year, initiated a study for symptom-focused study, OPUS-3. [Text Redacted]

Do you want to comment, Phil on that?

A - Philip Vickers: I think you covered it well, Flemming.

Q - Unverified

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So, Roger, do you want to add anything?

A - Roger Adsett: I think you've summarized it really well, Flemming, yeah.

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Q - Unverified: I wonder if you can talk a little bit about the acquisition landscape over the next couple of years. The market has clearly gotten more and more central. At $5.2 billion, I think it's fair to say you paid full price for NPS. At that place, their board, their management made the decision to let me take the execution risk. How do you, as a serial acquirer over the next few years, how do you keep from making mistakes, gaining too much in an ever-expensive market and especially when in fact that just a short time ago you guys were saying to let AbbVie take the execution?

A - Flemming Ornskov: Well, with the AbbVie situation, we didn't totally do that voluntarily, at least not initially, but then they also came to a number where we did the right thing for the shareholders. So, I think if you, we can talk theoretical about it. Why don't we just look at what we've actually done? So, we acquired SARCode for I think an up front of 250 and there were some milestones. We bought ROP for less than $100 million. We bought Fibrotech for a small amount. So, we've done a mix of things where we have acquired pipeline assets where we've taken you can say development risk on and you can say not paid enormously for those.

And, I think, if you look at the potential for Lifitegrast, for instance, I think the investment there will pay off many, many times. If you acquire products that are on the market, fully fledged companies with certain skill sets and two products development, one near-term, yeah. In the rare disease space, there's going to be a premium to be paid. But I think we should just look at the statistics. I remember the outcry when Gilead bought Pharmasset. Stock went down 10%, day one. People were saying, did you go totally nuts here? And I think we all know what value they have created. If you look at Celgene's track record, if you look at a number of other companies' track record, it shows that deals that were not popular at that particular time subsequently have delivered significant value.

Bain Consultant Group put out a study last year that looked at the best acquirers. And if you look at the top eight in the pharma industry, 70% of their current sales is coming from smart acquisitions. And given the value accretion, I can hardly imagine that's not been good for shareholders. It's also clear that you get a 10% bump in your additional effect of your acquisition if you acquire something that is in an area where you've category leadership or to main expertise.

So, I think we'll stay disciplined. Sometimes we have to pay full price. But the key thing is that we execute it and we continue to execute. I think if you look at ViroPharma, I got a lot of heat when we acquired ViroPharma. But as we've seen, revenue, tax and cost synergies, I think the proof will be in the pudding.

Q – James Gordon : You set out your aspiration in the presentation to go to biotech business. But many of – not many of your biotech peers have a specialty pharma business attached as well. Are there big synergies and will there always be big synergies from having a spec pharma part of the company and a biotech part? Or long term, could it make sense that Shire is a biotech business and a separate spec pharma business?

A - Flemming Ornskov: Yeah. I think certainly – you never know what happens because, of course, like you look at your portfolio all the time and say what fits and doesn't fit, you will also look at the business units and say what fits does not fit currently. We get the best of all worlds. When I came in, I think in 2013, we had a bit of flattish rare disease business focused on enzyme replacement. GI was almost up for sale and neuroscience was a little bit unclear given the market trends where that was going to and we pull sale force away.

Now, two years later, not due to me but due to what the team has done, we have rare diseases being 42% of our total turnover and the fastest growing. We have – GI have had two phenomenal years capturing share, and now we put more products into that. And neuroscience have captured share, put more sales reps out there and is soon launching a very exciting indication. So, I think that we get the best of both worlds, a laser sharp focus on being biotech in our research and our patient approach and being disciplined and smart and execution and commercial diligence.

And I think we get the best worlds of having specialty and biotech. But the clear focus is we want to feel, behave, operate like a global biotech company, and we want to be very good in rare diseases in particular.

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Okay. Well, thank you very much. Thanks a lot.

This transcript may not be 100 % accurate and may contain misspellings and other inaccuracies.